[Embarcadero Technologies, Inc. letterhead]

September 12, 2005

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Jason Niethamer
Ms. Melissa Walsh

Re:	Embarcadero Technologies, Inc.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2004

Form 10-K for Fiscal Year Ended December 31, 2004

Form 10-K/A for Fiscal Year Ended December 31, 2004

File No. 000-30239

Dear Mr. Krikorian, Mr. Niethamer and Ms. Walsh:

This letter responds to the comments contained in your letter dated August 24, 2005. For your convenience, we have restated each comment and set forth our response immediately after each comment.

As requested in your comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2004

Notes to Condensed Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Restatement, Page 7

1.	We note the restatement of your financial results for the three months ended March 31, 2004 and June 30, 2004. Tell us how you determined that the accounting errors were limited to transactions entered into during 2004 and to the United Kingdom subsidiary, Embarcadero Europe Ltd. In this regard, tell us what procedures you and/or the Audit Committee performed to ensure that the revenue recognition practices resulting in the restatement were not prevalent in other subsidiaries and did not impact prior fiscal years.

Response:

Background. We first became aware of the possibility of revenue recognition errors as a result of a revenue confirmation letter that was received on October 22, 2004 in connection with our quarterly financial review, which revealed a potential side-deal regarding payment terms and acceptance with a reseller in the United Kingdom (the “Reseller Transaction”). Company management immediately notified its outside legal counsel and the Audit Committee of potential issues relating to the Reseller Transaction. Management then promptly investigated other reseller transactions in the U.K. and determined that certain additional transactions were not accounted for on a sell-through basis as required by the Company’s revenue recognition policy. The Audit Committee and the Company’s outside legal counsel and independent accountants were immediately notified of the existence of these additional transactions. On October 27, 2004, the Audit Committee launched an independent investigation, retaining Wilson Sonsini Goodrich & Rosati as its independent counsel and Deloitte & Touche as its independent accounting expert. The Company also promptly notified both the SEC and Nasdaq of the independent investigation and kept both the SEC and Nasdaq informed regarding the investigation as it progressed.

Scope of the Independent Investigation. No restrictions on scope were imposed with respect to the independent investigation. The investigation focused on all sales activities throughout the Company, wherever located, and included an investigation of transactions that occurred in 2002 and 2003, as well as 2004. The Audit Committee’s independent counsel and accounting expert spent a total of more than 4,400 hours in connection with the investigation and the total cost to the Company for the investigation was approximately $1.8 million.

Geographic Scope. The Company’s sales activities are conducted in the following locations, which were investigated as described below:

•	Sales activities for North America and Japan originate in the United States and are conducted out of the Company’s headquarters in San Francisco. Sales in these regions were analyzed as part of the investigation of U.S. sales activities. Sales in the U.S. are predominantly direct sales, which were investigated considering the size of the transaction, days outstanding before collection, whether the transaction occurred at quarter end, and the sales person involved. Sales to U.S. resellers were also investigated and tested extensively.

•	Sales activities for the United Kingdom and Latin America are conducted from the Company’s U.K. subsidiary. Extensive analysis and testing was performed with respect to sales by the U.K. subsidiary in both the U.K. and Latin America, which resulted in the restatement.

•	Sales activities for Australia originate in that territory and are conducted by the Company’s Australian subsidiary. These sales orders are processed by the U.K. subsidiary. Investigation of sales made by the Australian subsidiary was performed as part of the investigation of the U.K. subsidiary.

•	The Company’s Canadian subsidiary is exclusively a research and development laboratory and does not conduct any sales activities. The Canadian subsidiary was thus not included as part of the investigation.

The independent investigation included analysis and examination of sales activities for each of the locations as described above. Specific investigation activities included the following:

•	Personnel Interviews. Independent counsel interviewed 23 witnesses, including senior management and sales, accounting and finance personnel from across the Company’s worldwide operations.

•	Key Word Searches. Independent counsel performed key word searches of electronic data from hard drives, email from the Company’s server and back-up tape. The key words and phrases searched were selected by and agreed upon by the Company’s independent accountants and the Audit Committee’s independent counsel and independent accounting expert. Approximately 112,000 search-result emails were reviewed. The emails searched and reviewed included emails to and from the Company’s senior management and sales, accounting and finance personnel from across the Company’s worldwide operations.

•	Document and Transaction Analysis and Review. Independent counsel reviewed and analyzed 5,000 documents identified through search results. Independent counsel also reviewed 170 different transactions, including testing all sales in the U.S. and U.K. for both 2003 and 2004 of the new software product that was at issue in the Reseller Transaction. Categories of documents reviewed or analyzed included:

•	Aging reports

•	Sales journals

•	Commission schedules

•	Transaction supporting documents

•	Vendor list vs. customer list

•	Sales journal/general ledger reconciliation

•	Regulatory filings

•	Board materials

•	Reseller and customer payment histories

•	Reseller contracts

•	Banking records

•	Various general ledger accounts

•	Audit Committee Meetings and Communications. Between October 25, 2004 and January 5, 2005, the Audit Committee held a total of 17 meetings in connection with the independent investigation. Independent counsel participated in 14 of these meetings and provided the Committee with 12 interim reports. The Independent accounting expert participated in 9 of these meetings. In addition, throughout the investigation, the Audit Committee maintained ongoing dialogue with the Company’s independent accountants. The Committee provided eight interim reports to the independent accountants and provided them an opportunity to review witness memoranda as completed, key documents and transaction documents. The Audit Committee also directly interviewed the Company’s Chief Executive Officer, Chief Financial Officer and its Vice President, International.

Investigation of Sales in 2002 and 2003. The independent investigation also included analysis and testing of sales records and transactions from 2002 and 2003. The investigation with respect to these years included the following:

•	Performed testing of sales journals for the fourth quarter of 2002 through the third quarter of 2004.

•	Obtained detail concerning all U.S. reseller transactions from January 1, 2002 through September 30, 2004 and investigated transactions that occurred near quarter end and that took greater than 60 days to collect.

•	Performed selected testing of U.S. direct sales transactions during 2003 and 2004 considering the size of transaction, days outstanding before collection, whether the transaction occurred at quarter end and the sales person involved.

•	Tested end-users as identified in the Company’s customer relationship management software to the end-user information on the purchase order and invoice to identify any inconsistencies. This testing was performed for all transactions in the last month of the quarter for six resellers from the second quarter of 2003 through the third quarter of 2004.

•	Tested all sales in the U.S. and U.K. for both 2003 and 2004 of the new software product that was at issue in the Reseller Transaction.

Findings and Conclusions of the Investigation. Findings and conclusions resulting from the independent investigation included the following:

•	The practices at issue were not prevalent in 2002 or 2003 or in the United States, other territories or in subsidiaries other than the U.K. subsidiary.

•	Problems were concentrated in certain resellers and certain salespeople in 2004.

•	The U.K. subsidiary did not adhere to the Company’s policies and procedures in 2004.

The investigation did identify instances in which its revenue recognition practices were not followed with respect to certain transactions from 2002 and 2003 and that involved certain U.S. resellers. The impact of the errors with respect to these transactions would have reduced net income by approximately $44,000 (representing less than 2% of net income) and $50,000 (representing less than 1% of net income) in 2002 and 2003, respectively. The Company performed a thorough quantitative and qualitative materiality analysis in accordance with SEC Staff Accounting Bulletin: No. 99 (SAB 99) with respect to these transactions, which was reviewed in detail by both the Audit Committee and the Company’s independent accountants. It was determined through the SAB 99 analysis that these transactions would not have had a material impact on any individual quarter during 2002 or 2003 or for either year overall, and that none of the quarterly or annual financial statements for 2002 and 2003 required restatement.

Form 10-K/A for Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 56

2.	We note your reconciliation between the effective tax rate and the statutory federal income tax rate. Explain to us the history and nature of the reconciling item labeled “Amortization of stock-based compensation.” Tell us why the impact that this item had on your results for fiscal year 2004 was materially different compared to its impact on your results for fiscal years 2003 and 2002. Additionally, you indicate on page 24 of your MD&A that a tax benefit was recognized related to disqualifying dispositions of employee stock options for which stock based compensation was recognized in previous periods. Tell us how your accounting treatment for the tax benefit complies with paragraph 17 of APB 25. In this regard, if compensation expenses are deductible for tax purposes in a period different from the one in which they are reported as expenses in measuring net income, a deferred tax should be recorded and there is no affect on net income. Please advise.

Response:

In 2002, 2003 and 2004, the Company recorded a stock based compensation expense related to non-qualified stock options (“NQSOs”), restricted stock grants (“Restricted Stock”) and incentive stock options (“ISOs”) in accordance with the requirements of APB 25, Accounting for Stock Issued to Employees. Paragraphs 16 and 17 of APB 25 provide guidance with respect to the accounting for income tax benefits associated with stock based compensation. Specifically, Paragraph 17 of APB 25 provides that an employer corporation should reduce income tax expense for a period by no more of a tax reduction under a stock option, purchase, or award plan than the proportion of the tax reduction that is related to the compensation expense for the period. Compensation expense that is deductible in a tax return in a period different from the one in which it is reported as expense in measuring net income results in the recording of deferred tax assets.

Under APB 25, Paragraph 17, and FAS 109, Paragraph 15, the financial statement recognition of tax benefits attributable to stock-based employee compensation arrangements is based on the provision of the tax law governing the deductibility of the arrangement. A tax benefit is only recognized for financial reporting purposes prior to the date the deduction is realized if (i) the tax law ordinarily provides the employer a tax deduction for that type of arrangement, and (ii) compensation expense is recognized in earnings for financial reporting purposes. In 2002 and 2003, the Company recorded stock compensation expense attributable to both NQSOs and ISOs. In 2004, the Company recorded stock compensation expense attributable to Restricted Stock. The stock compensation expense attributable to ISOs does not ordinarily provide the employer a tax deduction. Accordingly, in 2002 and 2003 a tax benefit was not recorded with respect to the related stock compensation expense related to ISOs. The impact of the ISOs is included in the description, “Amortization of stock-based compensation” referenced in your letter. Stock based compensation expense recorded in the years 2002 through 2004 related to NQSOs and Restricted Stock is ordinarily deductible and did result in the recording of a deferred tax asset resulting in no effect on income.

Although ISOs are not ordinarily deductible, future events can give rise to an employer’s tax deduction for an ISO award. Specifically, a disqualifying disposition of ISO stock converts a nondeductible award into a deductible award. Under Paragraph 42 of FAS 123, the disqualifying disposition gives rise to a tax benefit that is limited to the tax benefit for the cumulative compensation cost previously recognized in earnings. In 2004, disqualifying dispositions resulted in the recording of a tax benefit limited to the cumulative amortization expense in previous years resulting in a materially different impact as compared to 2002 and 2003.

If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at (415) 834-3131 ext. 280.

Very truly yours,

/S/ Raj Sabhlok
Raj Sabhlok,
Chief Financial Officer and Senior Vice President of Corporate Development

cc:	Stephen C. Ferruolo, Heller Ehrman LLP